April 27, 2012

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:   Ethan Horowitz
           Branch Chief
           Division of Corporation Finance

Re:     Eagle Ford Oil & Gas Corp.
           Form 8-K
Filed April 17, 2012
File No. 000-51656

Dear Mr. Horowitz:

Reference is made to the comment letter dated April 20, 2012 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the following documents filed by Eagle Ford Oil & Gas Corp. (“Eagle Ford Oil & Gas Corp.” or the “Company”) with the Commission: (i) Form 8-K, filed April 17, 2012; File No. 000-51656.

The Company’s response to each item of the Comment Letter is set forth below opposite the number corresponding to such item in the Comment Letter.

Form 8-K filed April 17, 2012

1.
Please expand your disclosure with regard to whether there were any disagreements with the former accountant to include coverage of the subsequent interim period preceding the former accountant’s dismissal. Refer to Item 304(a)(1)(iv) of Regulation S-K.

Response: We will file an amendment to our Form 8-K filed April 17, 2012 expanding our disclosure with regard to whether there were any disagreements with the former accountant to include coverage of the subsequent interim period preceding the former accountant’s dismissal.

2.	Please expand your disclosure with regard to reportable events to include coverage of the subsequent period preceding the former accountant’s dismissal. Refer to Item 304(a)(1)(v) of Regulation S-K.

Response: We will file an amendment to our Form 8-K filed April 17, 2012 expanding our disclosure with regard to reportable events to include coverage of the subsequent period preceding the former accountant’s dismissal.

3.
We note your disclosure indicating you have engaged RBSM LLP as your independent registered public accounting firm for your “fiscal years ended December 31, 2009 and 2010.” Please clarify in your filing whether you are intending to obtain a re-audit for the periods audited by GBH CPAs, PC or whether the reference to these fiscal years is a typographical error.

Response: We will file an amendment to our Form 8-K filed April 17, 2012 clarifying that we are intending to obtain a re-audit for the periods audited by GBH CPAs, PC.

4.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: We will file an amendment to our Form 8-K filed April 17, 2012 including an Exhibit 16.1 letter from the former accountant stating whether the accountant agrees with the statements made in our revised Form 8-K.

In our responses to the Comment Letter set forth in this letter, we hereby acknowledge that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this letter to Company’s Chief Executive Officer, Paul Williams (at 281-383-9648).

Very truly yours,

/s/ Paul Williams

Paul Williams
Chief Executive Officer